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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                             ______________________

                               Amendment No. 1 to
                                 SCHEDULE 14D-1

                             Tender Offer Statement
                         Pursuant to Section 14(d)(1) of
                       the Securities Exchange Act of 1934

                                   CIMCO, Inc.
                            (Name of Subject Company)

                                  Hanwest, Inc.
                                       and
                               M.A. Hanna Company
                                    (Bidders)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    171842107
                      (CUSIP Number of class of Securities)

                                John S. Pyke, Jr.
                  Vice President, General Counsel and Secretary
                               M.A. Hanna Company
                                  Suite 36-5000
                                200 Public Square
                             Cleveland, Ohio  44114
                                 (216) 589-4000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                   Copies to:



   Lyle G. Ganske, Esq.                              Nick E. Yocca, Esq.
Jones, Day, Reavis & Pogue                       Stradling, Yocca, Carlson &
        North Point                                      Rauth, P.C.
    901 Lakeside Avenue                           660 Newport Center Drive
  Cleveland, Ohio  44114                                 Suite 1600
      (216) 586-3939                           Newport Beach, California 92660
                                                       (714) 725-4000





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          This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on December 27, 1995 by Hanwest, Inc., a Delaware corporation (the "Purchaser"), and M.A. Hanna Company, a Delaware corporation, as bidders, with respect to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of CIMCO, Inc., a Delaware corporation (the "Company"), at $10.50 per share net to the seller in cash.

          Except as otherwise indicated herein, the information set forth in the
Schedule 14D-1 and the Schedule 13D remains unchanged and each capitalized term used herein and not defined shall have the meaning ascribed to such term in the
Schedule 14D-1 and the Schedule 13D.

ITEM 10.  ADDITIONAL INFORMATION.

          The response to Item 10 is hereby amended by adding the following statement:

          (f) On January 5, 1996, the Purchaser distributed to persons who are participants in the Company's Employee Stock Ownership Plan and 401(k) Plan certain information regarding the Offer and their rights with respect to the Offer. Copies of the materials distributed to these participants are included as Exhibits hereto and are incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)(9) Form of Letter to Participants in CIMCO Employee Stock Ownership Plan.

          (a)(10) Form of Letter to Participants in CIMCO and Subsidiaries 401(k) Plan.

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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5,  1996


                                   HANWEST, INC.



                                   By: /s/ J.S. PYKE, JR.
                                      --------------------------------------
                                      Name:  J.S. Pyke, Jr.
                                      Title:  Vice President and Secretary

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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5,  1996


                                   M.A. HANNA COMPANY



                                   By: /s/ J.S. PYKE, JR.
                                      ----------------------------------------
                                      Name:  J.S. Pyke, Jr.
                                      Title:  Vice President, General
                                          Counsel and Secretary

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                                  EXHIBIT INDEX

Exhibit                       Description
-------               -----------

(a)(9)         Form of Letter to Participants in CIMCO Employee Stock
               Ownership Plan.

(a)(10)        Form of Letter to Participants in CIMCO and Subsidiaries 401(k)
               Plan.




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